                                         Andrew Chien

                                         President

                                         USChina Channel Inc.

                                         665 Ellsworth Avenue

                                         New Haven, CT 06511

VIA Edgar

March 30, 2007

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC   20549

Re:  USChina Channel Inc. (the "Company")

Registration Statement of Form SB-2/A

Amendment #4

File number: 333-137437

Attention:       John D. Reynolds

                 Assistant Director

                 Office of Emerging Growth Companies

                 Goldie B. Walker

                 Financial Analyst

Dear Sir or Madam:

Thank you for your correspondence dated March 20, 2007,

("Correspondence") with reference to the Company's Registration

Statement on Form SB-2/A filed on March 2, 2007. In reply to your comments, we have attempted to provide you with full and complete information.  For ease of reference, the outline of this letter corresponds with the outline set forth in your Correspondence:

Comments

Risk Factors – No.5, page 6

1. Please clarify risk factors 5 and MD&A to indicate, if true, that no loan amounts are currently outstanding under the financial agreement with Mr. Chien.

Reply: As disclosed in the Consolidated Statement of Cash Flow for the quarter ended Dec.31, 2006, the INC owned officer for $5,354, which is the outstanding loan with Mr. Chien. We filed a 10Q/A on March 26, 2007 to change the “due to officer” of Operation to “loan from officer” of Financing.   Recently, Mr. Chien continued to loan the Company to pay the lawyer fee for amending the SB2, and purchasing software for Edgar filing. The additional amount of the loan will be disclosed in the future filing of the financial statement.

Use of Proceeds, Page 11

2. Footnote 5[b] states that no proceeds allocated to “working capital’ will be used to pay Mr. Chien. However, other disclosures indicate that the loan will be repaid if the proceeds from the offering exceed $70,000, please explain the source of funds to be used by the company to pay Mr. Chien under the financial agreement.

Reply: We revised Footnote 5[b] to: “No proceeds from the "working capital" category will be used to pay Mr. Chien as service charge except to pay loan under the condition that the offering proceeds were more than $70,000. The loan from Mr. Chien is used for the advanced payment of the offering costs, capital spending and other general business expenses.

       We also revised “(5)Working Capital” to “(5) Working Capital or general business expenses.”

Description of Business, Page 18

3. We note your supplemental response to prior comment seven. Please note that the requirement to file reports under Section 16 of the Exchange Act applies to the individual members of management or control persons, not the registrant.

Reply: We will follow Section 16 of the Exchange Act to file necessary form and information when they are necessary.

4. We repeat the prior comment nine. Please provide the disclosure previously requested.

Reply: We add on the Page 22, second paragraph above the bottom:

“However, we should realize that there is the difference of the services between INC and LLC. The INC's customers are in the later stage of, or after the reverse merger, while the LLC's customers are in the early stage of the reverse merger.

The activities of LLC will initiate from the investigation of the operations of the customers, and then to give them suggestions, such as how to expand and reorganize the company if it is necessary; and also to generously provide them knowledge of the advantages and undertaking as a public listing company. As one of the LLC's further help, the LLC would help the customers to control the budget of the merger process, and help them to allocate the proper accounting firm to initiate the financial auditing under GAAP, and help them to get the financial information of the shell company, and to negotiate the term of the merger.

Those Chinese companies who willingly received the LLC's services, have great uncertainties existing. Some could change their views regarding the benefits and costs to be a US public listing company quickly. Then they would change their plan, and not honor their liabilities in the contract with LLC. Due to the uncertainties of LLC's business, we determine that the first customer of the INC referred by LLC should have payment guarantee. There is no customer of INC at this time.”

5. We repeat the prior comment ten. The revised disclosure appears to be limited to “one such pending transaction.” Please revise the disclosure to address comment ten as to all of your proposed activities involving SEC document preparation and filing.

Reply:  Old text:

“In one such pending transaction, the LLC would hire USChina Channel to coordinate the efforts of three attorneys working on a merger transaction with an LLC client. The LLC is willing to pay us a fee of $100 per hour to improve communication among the parties, due to language and cultural barriers, while ensuring compliance with various laws and regulations in both China and the US. Our US attorney will complete the final documentation.”

 Revised text on line 31, page 22.:

“There are several ways in which the LLC can help us. The LLC could elect to hire us directly if they had clients in the later stage of the reverse merger, for example, the LLC would hire USChina Channel to coordinate the efforts of some attorneys functioned in different jurisdictions to work on the merger transactions with LLC clients. The LLC is willing to pay us a fee of $100 per hour to improve communication among the parties, due to language and cultural barriers, while ensuring compliance with various laws and regulations in both China and the US. Our US attorney will complete the final documentation.”

6. In the list of prospective activities, please add disclosure to  distinguish (a) from (b). For example, does (b) refer to the electronic filing of documents with the SEC?

Reply: We revised to

  b. Making text format conversion, and Edgar electronic filing for Forms 10-QSB, 10-KSB, 14C, SB-2, 8-K, Form 3's and 4's and other SEC forms.

7. We note the supplemental response to prior comment 11, specifically, “in 1006, LLC is profitable.”  This brief response does not appear adequate. Please add disclosure to your filing address this comment, which also encompasses the LLC’ funding sources. If you do not believe this matter warrants risk factor disclosure, please explain in the cover letter to the next amendment.

Reply: We add the risk factor into 6.

Old text:

“6. Our only Officer, Mr. Chien, has another outside business. He may be unable to devote his full time to the Company, causing the business to fail.

Mr. Chien, our President and sole officer, is also responsible for the operations of another company, USChina Channel LLC, which has similar clientele but different services than USChina Channel. The activities of the LLC may constantly occupy his time, which may result in interruptions or delays in our customer service for our Company.  These delays could negatively affect the success of our Company.”

Revised Text:

“6. Our only Officer, Mr. Chien, has limited financial capability, and has to run another outside business. He may be unable to devote his full time to the Company, or even honor all his financial commitment with the Company, if another business fails.

Mr. Chien, our President and sole officer, is also responsible for the operations of another company, USChina Channel LLC, which has similar clientele but different services than USChina Channel. The activities of the LLC may constantly occupy his time, which may result in interruptions or delays in our customer service for our Company. Also the profitability of LLC greatly affected his financial capability to honor his financial agreement with the Company. The failure of his business in LLC may cause him to cease the operation of our Company.”

Management’s Discussion and Analysis or Plan of Operations, page 24

8. Please provide the staff with any new or revised website pages market to show changes from the website pages previously furnished to us.

Reply: The revise is in the section entitled as (Page 3):

                     Difficulties After Going Public

……………….

   (2) (Third paragraph)

Old text:

 “.. ..  Unfortunately, they and their hired consultants didn't notice that the   original US " shell" company's president Cramer and other two directors violated the security laws in order to obtain the big profit for them in the reverse merger.”

Revised Text:

“.. .. Unfortunately, they and their hired consultants didn’t notice that the original US " shell" company's president Cramer and other two directors issued many shares to themselves without proper disclosure in order to obtain the big profit for them in the reverse merger.”

In the bottom we add:

“Note: All comments published here only represent USChina Channel’s own opinions.”

9. The disclosure in the fifth risk factor indicates that USChina will repay the entire loan to Mr. Chine if the proceeds are greater than $70,000. Please reconcile that disclosure with the statement in this section that Mr. Chien does not have to loan money to USChina Channel if funding proceeds are more than $70,000. Please clearly disclose the circumstances and timing of any loan from Mr. Chien to the company as well as the loan repayment provisions. Please revise the risk factor section as appropriate.

Reply: In the last paragraph of MD&A, We revised to “

After the offering, the Company may pay back all or part of the loan to Mr. Chien. The returned loan would be:

 Returned loan  <= (Proceeds + loan outstanding - $70,000)

Since we control the expenses discretionally, the outstanding loan to Mr. Chine is only a fraction of the limit $70,000 until this filing. If the funding proceeds were more than $70,000, Mr. Chien would get back the entire loan, and the Company still has the enough cash to meet the operation prediction as discussed above. If the proceeds were far less than $70,000, Mr. Chien would not get any loan back, and would continue to loan the Company up to $70,000, less any amounts realized from the offering. Mr. Chien may need to spend more time in his other business, which could adversely affect our business. If the proceeds from the offering were closer to $70,000, Mr. Chien may not get full loan payment, the balancing of the loan would be paid by the operation revenues of the Company gradually, prior to the payment of service charge to Mr. Chien.

10. We note the supplemental response to prior comment 16, specifically, “since there is great uncertainty of the payment for LLC’s customers, we determine to let INC to engage in the first customer with fully paid guarantee.” Please add this disclosure to your filing and explain the statement.

Reply: As in the reply for 5, we take the word “In one such pending transaction” off. Other answer is in Reply of Question 4.

Should you require any additional information following your review,

please contact us.

Thank you.

Sincerely Yours,

/s/Andrew Chien